Exhibit 99.5

LINEAR GOLD CORP.

Management Discussion and Analysis

For the year ended March 31, 2006

This Management Discussion and Analysis of Linear Gold Corp. (the “Company”) provides analysis of the Company’s financial results for the year ended March 31, 2006.  The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements.

1.1

Date of Report

This report is prepared as of June 23, 2006.

1.2

Nature of Business and Overall Performance

Linear Gold Corp. (the “Company”) is a mineral exploration company listed on the Toronto Stock Exchange.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company owns or controls, under option, an interest in 18 properties, including 13 properties in Mexico through its subsidiaries Linear Gold Mexico, S.A. de C.V.(10 properties) and Linear Metals Corp. Mexico, S.A. de C.V. (“Linear Metals Mexico”), a wholly owned subsidiary of Linear Metals Corporation (“Linear Metals”) (three properties), three properties in the Dominican Republic through its subsidiary Linear Gold Caribe, S.A., and two properties in Canada through its wholly owned subsidiary, Linear Metals Corporation (“Linear Metals”).  During June 2006, the Company announced a Corporate Reorganization (See 1.13 Corporate Reorganization) which will result in the distribution of 100% of Linear Metals shares to the Company’s shareholders of record on June 26, 2006.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Mexico and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  Following completion of the Corporate Reorganization, the Company will retain an interest in 13 properties, including 10 properties in Mexico and three properties in the Dominican Republic.

During Fiscal 2005 the Company announced the discovery of the Campamento Gold Deposit on its 100% owned Ixhuatan Project located in Chiapas, Mexico.  The Ixhuatan Project, which is the Company’s key asset and primary focus, covers 98,000 hectares.

Throughout the year, the Company has continued to focus on the Ixhuatan Project and completed an additional 18,500 metres of drilling in 81 holes, bringing the total to 26,000 metres of drilling in 134 holes as of March 31, 2006.  Management expects that the Ixhuatan Project will continue to be the primary focus of the Company throughout Fiscal 2007 and for the foreseeable future.

During the current year, the Company continued to expand the depth of its corporate resources and infrastructure to support the advancement of the Ixhuatan Project and the systematic exploration of its portfolio of other projects.  In Fiscal 2006, operating expenses totaled $2.3 million, an increase of 11% over the previous year.  The Company’s only significant source of revenue is from interest earned on the Company’s cash balances and, accordingly, the Company expects to continue to incur operating losses for the foreseeable future.

The Company will continue to fund operating losses and exploration expenditures out of existing working capital, which totaled $18.7 million at March 31, 2006.

1.3

Selected Annual Information

Expressed in thousands of Canadian dollars, except per share amounts.

Fiscal Year	2006	2005	2004	2003	2002

Revenues	$ 723	$ 309	$ 102	$ 8	$ 19
Net Loss	$ 1,701	$ 2,234	$ 792	$ 486	$ 490
Basic & Diluted Net Loss per share	$ 0.08	$ 0.14	$ 0.08	$ 0.07	$ 0.10
Total Assets	$ 37,817	$ 36,592	$ 9,198	$ 964	$ 1,107
Total Long-term liabilities	$ -	$ -	$ -	$ -	$ -
Cash dividends per common share	N/A	N/A	N/A	N/A	N/A

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

The Company has recorded losses in all of the three most recently completed Fiscal Years and expects to continue to record losses until such time as an economic resource is identified, developed and exploited on one or more of the Company’s properties.  The Company significantly increased the level of exploration and corporate activity during Fiscal 2006, resulting in a significantly higher level of corporate and exploration expenditures which the Company expects to maintain for the foreseeable future.  Accordingly, the Company is anticipating an operating loss of approximately $2.0 million during Fiscal 2007.  The Company’s net loss will be significantly affected by any write-down or abandonment of any properties in a given period.

1.4

Results of Operations

During the year ended March 31, 2006, the Company experienced a loss of $1.7 million, as compared to a loss of $2.2 million during the previous year.  The decrease in the loss was primarily attributable to the reduction in Write-down of resources properties which was $nil during the year ended March 31, 2006 and $0.5 million in the previous year.

During Fiscal 2006, revenues increased 134% to $0.7 million from $0.3 million during the previous year.  The increase was primarily due to an increase in Interest revenue, which rose 285% to $0.7 million, while Management fees of $29,861 represented a 74% decline over the previous year.  Decreased activity on certain of the Company’s properties subject to earn-in agreements, and the termination of the Ampliacion Pueblo Viejo earn-in agreement, which accounted for over 70% of the management fee revenue during the previous year, resulted in a decrease of management fees earned by the Company as operator of the projects during the year.  The Company is not currently acting as operator on any of its joint venture properties and does not expect to earn any management fee revenue during Fiscal 2007.  Despite ongoing expenditures that resulted in a declining cash balance throughout Fiscal 2006, the average cash balance during the year increased approximately 180% over the previous year, during which a $25 million financing was not completed until the fourth quarter.  During Fiscal 2007, funding of the Company’s continued exploration programs will result in reduced cash balances and a resulting decrease in interest revenue, which is expected to total $0.4 million.

Operating expenses for the year were $2.3 million, an increase of $0.2 million or 11% over Fiscal 2005.   Operating expenses during Fiscal 2006 included non-cash Stock based compensation of $0.5 million attributable to the value of stock options earned in the period, a decrease of 11% over the previous year, and Depreciation and amortization of $0.1 million, representing an increase of 571% over the previous year as a result of an increased level of investment in capital assets supporting the advancement of the Ixhuatan Project.   During the year, increased staff levels and corporate activity resulted in an increase of $0.1 million or 15% in Salaries and benefits, $38,830 or 36% in Professional services, and $0.1 million or 180% in Travel.  The increase in Travel arose from additional Corporate travel to the Ixhuatan Project as well as increased participation in Investor Relations and marketing initiatives, which also increased by $0.1 million or 13% over the previous year.  Regulatory and securities expense decreased by $0.1 million or 53% over the previous year primarily as a result of fees arising from the Company’s graduation to the TSX from the TSX Venture exchange in Fiscal 2005 as well as the completion of a significant financing in the fourth quarter of Fiscal 2005.  The Company expects to continue its current level of activity and anticipates cash operating costs of approximately $500,000 per quarter during Fiscal 2007.

A foreign exchange loss of $0.1 million was recorded during the year, an increase of 308% over the previous year.  The significant increase in the foreign exchange loss was primarily attributable to the increase in the value of the Canadian dollar versus the United States dollar.  The Company may continue to incur foreign exchange losses arising from changes in the value of foreign currencies used in the conduct of its business, relative to the Canadian dollar.

During the year, the Company recorded an expense of $90,865 for provincial tax on large corporations, primarily attributable to the Company’s equity and significant cash balance at March 31, 2005.  The Company expects that its declining cash balance and tax planning strategies will result in a reduced level of taxation going forward.

1.5

Summary of Quarterly Results and Significant Fourth Quarter Events

Expressed in thousands of Canadian dollars, except per share amounts.

	Fiscal 2006				Fiscal 2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04	Jun-04

Revenues	$167	$165	$210	$181	$122	$75	$50	$62
Net Loss	$470	$550	$434	$246	$585	$642	$760	$247
Basic & Diluted Net Loss per share	$0.02	$0.03	$0.02	$0.01	$0.03	$0.05	$0.05	$0.02
Total Assets	$37,817	$37,557	$38,368	$38,539	$36,592	$12,436	$9,726	$8,816

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

During the fourth quarter of Fiscal 2006, the Company continued its primary focus on the Ixhuatan project.  Resource property expenditures totaled $3.1 million for the quarter, of which 95% of the total was incurred on the Ixhuatan project, including 71% related to the ongoing drill program.

Revenues for the quarter were $0.2 million, comparable to the previous quarter and 37% higher than the comparable period of the previous year.  The increase over the previous year was primarily attributable to an increase in Interest Revenues, which increased by 58% as a result of higher interest rates and increased average cash balances during the respective periods.

Operating expenses during the quarter were $0.7 million, an increase of 29% over the previous quarter and 31% over the same period of the previous year.  The increase was primarily attributable to Investor relations and marketing expense of $0.3 million, which was up 502% over the previous quarter and 177% over the previous year, as a result of increased marketing initiatives undertaken by the Company.   An increased level of corporate resources and activity also resulted in less significant increases in Salaries and benefits, Professional services and Premises expenses that were offset by a significant $0.1 million reduction in non-cash Stock-compensation expense arising from the cancellation of 199,500 stock options during the period.

During the fourth quarter of Fiscal 2006, the Company reported a $0.1 million reduction in the year to date Large corporation tax arising from ongoing tax planning efficiencies.

1.6

Liquidity and Capital Resources

As of March 31 2006, the company had working capital of $18.7 million, as compared with working capital of $29.6 million at the end of the preceding year, a decrease of $10.9 million.

During the year ended March 31, 2006, the Company used $1.2 million of working capital to fund operating expenses.  Resource property expenditures during the period totalling $12.0 million were funded from Joint Venture contributions and proceeds from option payments of $0.8 million, and working capital of $11.2 million.  Capital asset additions totalling $0.4 million were also funded from working capital during the period.  During Fiscal 2007, the Company plans Resource property expenditures of approximately $10 million, which will be funded from its working capital balance.

During the year, 758,974 warrants were exercised at an average price of $2.34 per share and 145,500 stock options were exercised at an average price of $1.20 per share, resulting in net proceeds to the Company of $2.0 million upon the issuance of 904,474 shares.  A total of 854,840 warrants exercisable at $8.50 per share and 255,000 stock options at $7.54 per share expired or were cancelled without being exercised during the year.

1.7

Off-Balance Sheet Arrangements

At March 31, 2006, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred expenditures as well as the value of stock-based compensation. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s share and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves and the ability of the Company to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.9

Transactions with Related Parties

During the year ended March 31, 2006, the Company paid geological consulting fees of $20,413 to a director of the Company and legal fees totalling $47,897 to a law firm of whom the managing partner is a director.

1.10

Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, marketable securities, receivables, prepaid expenses, a reclamation bond deposit, accounts payable and amounts advanced from joint venture partners.  Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company’s control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long-term working capital requirements and to fund its exploration programs.  The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources.  There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.11       Outstanding Share Data

a)

Common Shares

The Company has authorized an unlimited number of common shares without par value.

The Company has also authorized an unlimited number of first preferred and second preferred shares without par value, of which none have been issued.

At March 31, 2006, the Company had issued and outstanding 21,380,980 common shares with a recorded value of $42,070,678.

At June 23, 2006, the Company has issued and outstanding 21,452,780 common shares with a recorded value of $42,265,946 based upon the exercise of options subsequent to year end.

b)

Warrants

At March 31, 2006, and June 23, 2006, the Company has 193,548 warrants outstanding with a recorded value of $259,354.

The following is a summary of warrants outstanding as of March 31, 2006 and June 23, 2006:

Expiry	Number of	Exercise
Date	Warrants	Price

15-Feb-07	193,548	$7.75

c)

Options

At March 31, 2006, the Company had 2,239,500 options outstanding exercisable into common shares of the Company at an average exercise price of $3.03 per share.

At June 23, 2006, the Company has 2,167,700 options outstanding exercisable into common shares of the Company at an average exercise price of $3.07 per share based upon the exercise, cancellation and issuance of options subsequent to year end.

1.12       Deferred Resource Property Expenditures

Details of the Company’s Deferred Resource Property Expenditures during the years ended March 31, 2006 and 2005 are included in Schedule “A”.

The Company incurred Resource property expenditures of $12.0 million during the year, with approximately 91% of the total expended in Mexico and 9% in the Dominican Republic.  During the year, the Company funded approximately 99% of the Mexico Resource property expenditures and 59% of the Resource property expenditures in the Dominican Republic from working capital, with the balance of funding coming from Exploration partner contributions.   The Company also received Option proceeds from exploration partners earning interests in a number of the Company’s properties totalling $254,020.

Mexico

Within Mexico, the Company incurred exploration expenditures of $10.9 million during the year with 87% of the total incurred on the Ixhuatan Project, 5% on the La Morena property, 2% on the Cobre Grande property, and the balance of the expenditures incurred over the Company’s other eleven properties.

During the year, the Company continued the Ixhuatan drill program that was initiated in January 2004. An additional 18,500 metres of drilling was completed in 81 holes at a cost of $4.6 million.  As of March 31, 2006, the Company had completed in excess of 26,000 metres of diamond drilling on the Ixhuatan Project through a total of 134 holes completed or in progress.

During the year, the Company continued the large scale regional exploration program covering the Company’s expanded Ixhuatan Project that was initiated during the first quarter of Fiscal 2006.  The program is designed to identify and follow-up on additional anomalous areas of the property in addition to seven separate previously identified anomaly areas, each in excess of 400 metres by 400 metres and greater than 100ppb gold.

During the year, the Company staked additional property to the west and north of the initial Ixhuatan concession and also participated in a staking lottery in which it was successful in acquiring an additional 23,050 hectares to the south of the initial Ixhuatan concession at a total cost of approximately $0.6 million.  Following these property acquisitions, the Company’s Ixhuatan Project now covers over 98,000 hectares.

In June 2006, the Company announced the results of an independent 43-101 compliant resource estimate on the Campamento Deposit, reporting measured, indicated and inferred resources based on a range of cut-off grades.  The Company is proceeding with a scoping study on the Campamento Deposit in order to determine the economic viability of the resource, which is not a mineral reserve.

The Company is planning exploration expenditures of approximately $8.7 million on the Ixhuatan property during Fiscal 2007, including continued drilling, regional exploration and completion of the Campamento scoping study.  The Company has also reserved an additional $1.2 million to expand the Fiscal 2007 Ixhuatan exploration program should the results merit an increase.

During the year, the Company completed a 6-hole 1,500 metre drill program on the La Morena property located in the state of Coahuila, Mexico.  The program was completed at a cost of $0.3 million and resulted in the identification of copper and silver mineralization on the Company’s 100% owned property.  The property has been transferred to Linear Metals pursuant to the Corporate Reorganization, and Linear Metals is expected to complete a follow-up drill program on the property during Fiscal 2007.

Dominican Republic

During the year, Resource property expenditures in the Dominican Republic totalled $1.1 million, of which 66% related to the Ampliacion Pueblo Viejo project and 34% related to the Loma El Mate Joint Venture. The Company funded 100% of the Ampliacion Pueblo Viejo project expenditures while 93% of the Loma El Mate expenditures were funded by Everton Resources Inc., pursuant to an option agreement in which they were required to fund US$500,000 of expenditures to earn a 50% interest in the property.  During Fiscal 2006, Everton reached its expenditure commitment and earned its 50% interest in the property, following which all subsequent expenditures were funded on a 50:50 basis.

On the Company’s 100% owned Ampliacion Pueblo Viejo property, the Company carried out a 5-hole, 400 metre drill program during the quarter at a cost of $0.1 million.  The program was designed to follow-up on targets identified through an induced polarization geophysical program undertaken during the previous quarter.  The Company is evaluating the results of the program.

On the Loma El Mate property, the Company carried out a 3-hole, 300 metre drill program during the quarter at a cost of $0.1 million.  The program was designed to follow-up on targets identified through an induced polarization geophysical program undertaken over the Tres Bocas gold-copper zone during the previous quarter.  Everton has completed its expenditure commitment and is expected to exercise its option to earn a 50% interest in the property.

Canada

The Company is not incurring any significant expenses on its only Canadian properties, the Seymour Lake and KM 61 properties.  Under the terms of a November 2003 option agreement, Falconbridge may earn a 51% interest in a portion of Linear’s Seymour Lake property known as KM 61 and is the operator of the joint venture as well as being responsible for planning, conducting and funding current exploration programs.  Accordingly, the Company does not report expenditures related to Falconbridge’s programs in its financial results.  During January 2006, Falconbridge maintained its option on the property by making a $45,000 option payment to the Company.

1.13       Corporate Reorganization

The Company has announced the reorganization and planned distribution of Linear Metals, a 100%-owned subsidiary of the Company, as a dividend-in-kind to the Company’s shareholders of record as of June 26, 2006.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Corp. Mexico, S.A. de C.V., a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  The Company’s 100% interest in Linear Metals will be distributed to the Company’s shareholders of record on June 26, 2006 on the basis of one unit of Linear Metals for each share of the Company.  Each unit of Linear Metals will consist of 0.8 of a common share and one-tenth of a warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at $0.12 per share.

The reorganization will effectively result in two stand-alone entities with initially identical shareholder bases – one company focused on gold and the other primarily on copper-silver.  Linear Metals has appointed a Board of Directors consisting of four individuals, two of whom are independent of Linear Gold.   Management of Linear Gold will serve as interim officers of Linear Metals until a president is appointed by its board.

After the transfer of its major non-gold assets to Linear Metals, the Company will still hold eleven gold exploration projects in Mexico and three in the Dominican Republic.

1.14       Other Information

Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.lineargoldcorp.com.

LINEAR GOLD CORP **SCHEDULE "A"**

Schedule of Resource Properties
for the year ended March 31, 2006

Details of Resource Properties

	Seymour Lake	Ixhuatan Mexico	Cobre Grande Mexico	Mexico Other	Dominican Republic	Total 2006	Total 2005
Mineral Properties							
Balance, beginning of period	$ 104,107	$ 284,284	$ 132,446	$ 288,540	$ 617,348	$ 1,426,725	$ 963,120
Expenditures during period	-	707,599	124,813	117,781	123,683	1,073,876	$ 488,605
Balance, end of period	$ 104,107	$ 991,883	$ 257,259	$ 406,321	$ 741,031	$ 2,500,601	$ 1,451,725
Deferred Exploration expenditures:							
Drilling	400	4,560,342	-	174,088	461,465	5,196,295	2,396,692
Environmental	-	26,552	-	-	7,737	34,289	56,159
Geochemistry	-	101,456	-	2,839	29,406	133,701	72,695
Geology	-	2,409,826	99,612	395,516	211,059	3,116,013	1,564,249
Geophysics	920	33,707	-	-	69,016	103,643	66,467
Legal	-	-	-	-	-	-	57,720
Property evaluation	-	891,711	15,297	313,525	3,817	1,224,350	451,980
Reporting	-						61,949
Road construction	-	227,594	-	-	-	227,594	-
Supervision	-	526,857	2,623	173,273	105,008	807,761	518,625
Trenching	-	-	-	23,827	39,680	63,507	54,036
Management fees	-	-	-	-	29,681	29,681	116,642
	1,320	8,778,045	117,532	1,083,068	956,869	10,936,834	5,417,214
Balance, beginning of year	504,756	3,135,291	928,918	346,368	49,061	4,964,394	1,369,891
	506,076	11,913,336	1,046,450	1,429,436	1,005,930	15,901,228	6,787,105
Proceeds from option payments	(45,000)	-	-	(56,418)	(152,602)	(254,020)	(89,525)
Grants and assistance	-	-	-	-	-	-	(25,322)
Exploration partner contributions	-	-	-	(120,674)	(448,350)	(569,024)	(1,343,031)
Costs written off	-	-	-	-	-	-	(389,833)
	461,076	11,913,336	1,046,450	1,252,344	404,978	15,078,184	4,939,394
Mineral properties and deferred exploration expenditures	$ 565,183	$ 12,905,219	$ 1,303,709	$ 1,658,665	$ 1,146,009	$ 17,578,785	$ 6,391,119

Linear Gold Corp.

Form 52-109F1 – Certification of Annual Filings

I, Wade K. Dawe, President and Chief Executive Officer, Linear Gold Corp., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in the Issuers’ Annual and Interim Filings) of Linear Gold Corp. (the issuer) for the period ending March 31, 2006.

2.

Based on my knowledge, the annual filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date:

June 23, 2006

Signature:

/s/ Wade K. Dawe

Wade K. Dawe

Title:

President and Chief Executive Officer

Linear Gold Corp.

Form 52-109F1 – Certification of Annual Filings

I, Brian MacEachen, Vice-President and Chief Financial Officer, Linear Gold Corp., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in the Issuers’ Annual and Interim Filings) of Linear Gold Corp. (the issuer) for the period ending March 31, 2006.

2.

Based on my knowledge, the annual filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date:

June 23, 2006

Signature:

/s/ Brian MacEachen

Brian MacEachen

Title:

Vice-President and Chief Financial Officer